CM 3-14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2005
DIVISION OF MARKET REGULATION

SECU 05037090 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- ~~[illegible]~~ 38770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Richard Anthony Saso

NAME OF BROKER-DEALER: RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES \DBA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 CROW CANYON PLACE, SUITE 200
(No. and Street)

SAN RAMON | CA | 94583
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. SASO 925-275-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOLLEFSON & CLANCEY CPA'S
(Name – *if individual, state last, first, middle name*)

151 CALLAN AVE., SUITE 310, SAN LEANDRO, CA 94577
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD A. SASO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Richard A Saso
Signature

PRINCIPAL-SOLE OWNER
Title

Linda Stepanovich
Notary Public

LINDA STEPANOVICH
Commission # 1348523
Notary Public — California
Contra Costa County
My Comm. Expires Mar 26, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

TOLLEFSON & CLANCEY

CERTIFIED PUBLIC ACCOUNTANTS

TOLLEFSON • CLANCEY
CERTIFIED PUBLIC ACCOUNTANTS

To Mr. Richard A. Saso, dba
RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES

We have audited the accompanying balance sheet of **RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES**, (a sole proprietorship) as of December 31, 2004, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES** as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Statements 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tollefson & Clancey

TOLLEFSON & CLANCEY
Certified Public Accountants
February 4, 2005

Susan K. Tollefson, C.P.A. • John T. Clancey, C.P.A.
151 Callan Ave., Suite 310, San Leandro, Ca. 94577 • (510) 483-0145 • FAX (510) 483-0188

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS			
Cash : Bank of Walnut Creek	$ 7, 439		
Larkin Misc. Acct.	1,107		
NASD CRD Acct.	767	$ 9,313	
Commissions Receivable		-0-	
Prepaid Expenses		2,553	
TOTAL CURRENT ASSETS			**11,866**
FIXED ASSETS			
Office Equipment & Furniture		11,569	
Less: Accumulated Depreciation		(7,930)	3,639
TOTAL ASSETS			**$ 15,505**

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES		
Accounts Payable - Trade	154	
Commissions Payable	-0-	
TOTAL LIABILITIES		**154**
PROPRIETOR'S CAPITAL		
Beginning Proprietor's Capital	16,520	
Net Income for Year	37,831	
Personal Withdrawals - Cash	(39,000)	
ENDING PROPRIETOR'S CAPITAL		**15,351**
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL		**$ 15,505**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

RICHARD A. SASO & ASSOCIATES - INVESTMENTS SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2004

REVENUE	
GROSS REVENUE	**$ 54,344**
EXPENSES	
Clearing Costs	241
Regulatory Fees	5,180
OTHER EXPENSES	
Audit Fees	875
Auto Expenses	41
Commissions Paid to Reps	1,666
Communications	1,707
Delivery and Postage	15
Dues and Subscriptions	335
Insurance and Bonding	1,591
Licenses and Fees	75
Meals and Entertainment	678
Office Supplies and Expenses	(143)
Parking	21
Promotion	48
Rent	2,400
Travel Expense	42
Telephone	1,741
TOTAL EXPENSES	**$ 16,513**
NET INCOME FOR YEAR	**$ 37,831**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2004 THROUGH DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 37,831
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS		
INCREASE (DECREASE) IN:		
Commissions Receivable	3,053	
Prepaid Expenses	(673)	
Accounts Payable - Trade	154	2,534
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		**$ 40,365**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proprietor Personal Withdrawals	(39,000)	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		**(39,000)**
CASH FLOWS FROM FINANCING ACTIVITIES		
NONE		
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES	**NONE**	
NET INCREASE IN CASH		**1,365**
CASH AT BEGINNING OF YEAR		**7,948**
CASH AT END OF YEAR		**$ 9,313**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
NOTES TO ACCOMPANY FINANCIAL STATEMENTS
DECEMBER 31, 2004

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND ORGANIZATION

THE REGISTRATION OF RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES, A SOLE PROPRIETORSHIP, WAS EFFECTIVE FEBRUARY 9, 1988. THE COMPANY IS A BROKER/DEALER ENGAGED IN THE SALE OF INVESTMENT-COMPANY PRODUCTS, UNIT INVESTMENT TRUSTS, VARIABLE ANNUITY INSURANCE PRODUCTS AND INDIVIDUAL SECURITIES, INCLUDING MUNICIPAL BONDS, LISTED ON VARIOUS STOCK EXCHANGES. THE COMPANY CLEARS SECURITIES TRANSACTIONS FOR ITS CUSTOMERS ON A "FULLY-DISCLOSED INTRODUCING BASIS" THROUGH THE CLEARING FIRM EMMETT A. LARKIN CO., INC. LOCATED IN SAN FRANCISCO, CALIFORNIA.

BASIS OF ACCOUNTING

THE COMPANY'S POLICY IS TO PREPARE ITS FINANCIAL STATEMENTS ON THE ACCRUAL BASIS OF ACCOUNTING. THE COMPANY'S FISCAL YEAR PERIOD IS FROM JANUARY 1 THROUGH DECEMBER 31.

INCOME - INCOME AND COMMISSIONS RECEIVABLE ARE RECORDED AT THE TIME THE SUBSCRIPTION AGREEMENT IS RECEIVED OR AT THE SETTLEMENT DATE, WHICHEVER IS APPLICABLE. TOTAL FUNDS ARE REMITTED TO THE PRODUCT SPONSOR OR THE CLEARING AGENT WHO REMITS COMMISSION INCOME ON THE CLOSING OF THE ACTIVITY. AFTER RECEIVING THE INCOME, THE COMPANY REMITS TO THE REPRESENTATIVES THEIR PRO-RATA SHARE OF THE COMMISSION. AS OF DECEMBER 31, 2004, THE COMPANY HAS ONE REGISTERED PRINCIPAL AND THREE REGISTERED REPRESENTATIVES (INCLUDING THE SOLE OWNER OF THE FIRM). THE COMPANY HAS NO BRANCH OFFICES NOR DOES IT HAVE ANY OSJ'S.

EXPENSES- THE OFFICES OF THE COMPANY ARE SHARED WITH AN ENTITY FULLY OWNED BY THE PROPRIETOR OF RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES. THE ENTITIES MEET PERIODICALLY TO ALLOCATE COMMON EXPENSES. SUCH ALLOCATIONS ARE AT THE PARTIES' DISCRETION AND, BY WRITTEN AGREEMENT, NOT SUBJECT TO CHALLENGE.

DEPRECIATION

DEPRECIATION OF FIXED ASSETS WAS COMPUTED BY THE MACRS OR DECLINING-BALANCE METHODS OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS. PRESENTLY, THE COMPANY'S ASSETS ARE DEPRECIATED OVER USEFUL LIVES OF 5 YEARS.

INCOME TAXES

NET EARNINGS OR LOSSES ARE REPORTABLE BY RICHARD A. SASO ON HIS INDIVIDUAL INCOME TAX RETURN. ACCORDINGLY, NO PROVISION FOR INCOME TAXES HAS BEEN RECORDED ON THESE FINANCIAL STATEMENTS. ESTIMATED INCOME TAX PAYMENTS ARE INCLUDED IN THE PERSONAL WITHDRAWALS OF THE PROPRIETOR'S CAPITAL SECTION OF THE BALANCE SHEET.

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

STATEMENT 1 - RESERVE REQUIREMENTS
THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C-3-3 HAS NOT BEEN PREPARED. THE FIRM HAS MET THE EXEMPTION UNDER REGULATION 240.15C3-3(K)(2)(ii).

STATEMENT 2 - POSSESSION AND CONTROL REQUIREMENTS
A SUPPLEMENTAL REPORT PURSUANT TO POSSESSION AND CONTROL REQUIREMENTS OF REGULATION 240.17a-5(d)(3)HAS NOT BEEN PREPARED. THE EXEMPTION PROVISIONS OF REGULATION 240.15(3)-3(k)HAVE BEEN MET BY THE FIRM.

STATEMENT 3 - SIPC SUPPLEMENTAL REPORT
A SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5(e)(4)IS NOT INCLUDED WITH THIS AUDIT REPORT BECAUSE THE FIRM, RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES, DID NOT HAVE GROSS REVENUES GREATER THAN $500,000 INCLUDING THOSE EXEMPT FROM SIPC ASSESSMENTS.

STATEMENT 4 - COMPUTATION OF NET CAPITAL

NET CAPITAL	
Ownership Equity, December 31, 2004	$ 15,351
Less: Commissions Receivable Over 30 Days	-0-
Prepaid Expenses	(2,553)
Book Value of Fixed Assets	(3,639)
NET CAPITAL	**9,159**
REQUIRED MINIMUM NET CAPITAL	**5,000**
Total Aggregate Indebtedness	154
% Aggregate Indebtedness to Net Capital	1.68%
Test #1: 6-2/3%	-0-
Test #2: 2%(Rule 15c-3-3)	-0-
Greater of $5,000, Test #1 or Test #2	5,000
EXCESS NET CAPITAL OVER REQUIRED CAPITAL	**$ 4,159**

STATEMENT 5 - NET CAPITAL RECONCILIATION
REGULATIONS 240.17a-(5)(d)(4) of rule 17A-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 REQUIRE A RECONCILIATION OF THE COMPANY'S DECEMBER 31, 2004 NET CAPITAL FILING WITH THAT OF THE AUDITED FINANCIAL STATEMENTS. THE RECONCILIATION IS AS FOLLOWS:

AS FILED	$ 9,159
AUDIT ADJUSTMENTS	-0-
NET CAPITAL PER AUDIT REPORT	**$ 9,159**

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004 AUDIT REPORT

ON JANUARY 1, 1998, THE SOLE PROPRIETOR OF THE FIRM WAS APPROVED BY THE STATE OF CALIFORNIA AS A REGISTERED INVESTMENT ADVISOR.ON THAT DATE A SEPARATE INVESTMENT ADVISORY FIRM, ALSO A SOLE PROPRIETORSHIP, WAS FORMED UNDER THE REGISTERED NAME, "RICHARD A. SASO DBA SASO & BRONZINI - REGISTERED INVESTMENT ADVISORY SERVICES". ON MARCH 15, 2004, THE FIRM CHANGED ITS NAME TO "RICHARD A. SASO INVESTMENT ADVISORY SERVICES". THE FIRM NOW MANAGES OVER $32 MILLION IN ASSETS. THE ADVISORY FIRM IS REGISTERED THROUGH THE S.E.C. THIS ADVISORY ENTITY IS NOT REGISTERED UNDER THIS BROKER-DEALER FIRM, RICHARD A. SASO & ASSOCIATES. ALL REQUIRED DISCLOSURES ARE ON THE ADVISORY FIRM'S FORM ADV, PART II.

THE ADVISORY FIRM EXPECTS TO INCREASE ITS "FEE-ONLY" BUSINESS IN 2005 AND SUBSEQUENT YEARS. ALTHOUGH THIS BROKER-DEALER FIRM WILL MAINTAIN ITS STANDING AS A NASD REGISTERED BROKER-DEALER, IT EXPECTS TO FOCUS ON COMMISSION-BASED MUTUAL FUND SALES IN THE FUTURE AND GRADUALLY WITHDRAW FROM ITS COMMISSION-BASED SECURITY BUSINESS THROUGH ITS CLEARING FIRM, EMMETT A. LARKIN CO., INC.

*****